Energy Vault Holdings, Inc.

4165 East Thousand Oaks Blvd., Suite 100

Westlake Village, CA 91362

(805) 852-0000

January 7, 2026

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration No. 333-292516) of Energy Vault Holdings, Inc.

Ladies and Gentlemen,

On behalf of Energy Vault Holdings, Inc. and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m., Washington, D.C. time, on Friday, January 9, 2026, or as soon thereafter as practicable.

Thank you for your assistance with this matter. If you need any additional information, please contact Benjamin N. Heriaud of Vinson & Elkins L.L.P. at (212) 237-0162.

Very truly yours,

ENERGY VAULT HOLDINGS, INC.

By:	/s/ Brad Eastman
Name:	Brad Eastman
Title:	Chief Legal Officer